Calculation of Ratio of Earnings to Fixed Charges

	(in USD millions, except ratio)1)	For the year ended 31 December 2017	For the year ended 31 December 2016	For the year ended 31 December 2015	For the year ended 31 December 2014	For the year ended 31 December 2013
Fixed charges
	Interest expense2)	903	1,043	971	1,205	784
+	Interest within rental expense	872	1,079	1,444	1,528	1,233
+	Capitalised interest	454	355	392	250	183
Total fixed charges (A)		2,229	2,477	2,807	2,983	2,201

Earnings
	Income before tax and minority interest	13,420	(178)	55	17,898	23,646
-	Equity in net income non-consolidated investees	(188)	119	29	34	(20)
+	Distributed income of equity investees	(0)	(2)	(1)	(1)	(1)
=	Income before taxes, minority interest and equity investees	13,231	(60)	83	17,931	23,625
+	Fixed charges (A)	2,229	2,477	2,807	2,983	2,201
+	Ordinary depreciation capital interest	204	198	171	186	210
-	Capitalised interest	(454)	(355)	(392)	(250)	(183)
Total earnings		15,210	2,260	2,669	20,850	25,852

Ratio3)		6.8	0.9	1.0	7.0	11.7

1)	On 1 January 2016, Statoil changed its presentation currency from Norwegian kroner (NOK) to US dollars (USD).
	Comparative figures in 2015, 2014 and 2013 have been represented in USD to reflect the change.

For further details, reference is made to Note 26 Change of presentation currency to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

2)	From and including 2016, interest expense excludes change in fair value of derivatives. The ratio for earlier years has been re-stated to reflect his change
3)	The dollar amount of the deficiency in Earnings to Fixed charges for the full year 2016 was USD 216 million

Statoil, Annual Report on Form 20-F 2017    1